SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                         For the month of November, 2003

              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)





For immediate release, 31 October 2003



         SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC ("SVIIT") EXTRAORDINARY GENERAL MEETING AND PLACING OF ORDINARY SHARES BY J.P. MORGAN
                                SECURITIES LTD.


SVIIT announces that at the Extraordinary General Meeting held today, at 10 Aldermanbury, London EC2V 7RF at 10.00 a.m., all resolutions proposed (being the ordinary resolutions numbered 1 and 2 and the special resolution numbered 3) were duly passed.

On 7 October 2003, SVIIT announced the results of a conditional placing by J.P. Morgan Securities Ltd. of 10,239,100 ordinary shares in SVIIT ("New Shares") with institutional investors at a price of 468 pence per New Share (the "Placing"). The Placing was conditional upon shareholder approval being obtained at the Extraordinary General Meeting held today and upon the New Shares being accepted for admission to listing and trading.

Application has been made to the UK Listing Authority for the New Shares to be admitted to the Official List and to the London Stock Exchange for the New Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that such admission to listing will become effective, and trading of the New Shares will commence, on Monday 3 November 2003.

The gross subscription proceeds of the issue of New Shares, of approximately GBP47.9 million, will be used to continue the Board's strategy of investing in buy-out and development capital funds managed or advised by Permira and Schroder Ventures and for general corporate purposes.


For further information, please contact:

Schroder Ventures International Investment Trust plc
Nick Ferguson                                                    0207 010 8911

Schroders Ventures (London) Limited
Alice Todhunter                                                  0207 010 8925

Weber Shandwick Square Mile
Peter Corbin/Christian San Jose                                  0207 067 0700



This announcement has been issued by SVIIT and is the sole responsibility of SVIIT. J.P. Morgan Securities Ltd. is acting for SVIIT in connection with the Placing and no one else and will not be responsible to any one other than SVIIT for providing the protections afforded to clients of J.P. Morgan Securities Ltd. nor for providing any advice in relation to the Placing.

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire ordinary shares in the capital of SVIIT in any jurisdiction in which such offer or solicitation is unlawful.

This announcement may not be used for the purpose of an offer or solicitation in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful or not authorised. This announcement does not constitute an offer of securities for sale in the United States and the securities being sold may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offer of securities in the United States. SVIIT will not be registered under the United States Investment Company Act of 1940.

This announcement contains forward-looking statements, relating to planned admission of New Shares to listing within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. The matters discussed in these forward-looking statements are subject to admission of the New Shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange, and may or may not occur as described.

The distribution of this announcement and the Placing and/or issue of New Shares in certain jurisdictions may be restricted by law. No action has been taken by SVIIT or J.P. Morgan Securities Ltd. that would permit an offer of New Shares or possession or distribution of this announcement or any other offering or publicity material relating to New Shares in any jurisdiction where action for that purpose is required, other than in the United Kingdom. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                 SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC


Date: 4 November, 2003

                                  By:/s/John Spedding
                                        John Spedding
                                        Company Secretary
                                        For and on behalf of Schroder Investment
                                        Management Limited, Secretaries